

Amedeo Dino Sgueglia   Sgueglia Properties, owner

Stanulis Films lead by creator and founder Steve Stanulis is set to take the industry by storm. Steve has the help of a really great board filled with proven industry professionals. They're proven ability to execute has really made this a great investment opportunity. The Philosophy is simple, make great content, with a cast of top trending actors and actresses with a dedicated team from production, to filming to casting. They do it all producing awesome media for unbelievably low budgets that make it impossible not to miss! The company is developing media contracts, streaming agreements and hopes to sponsor its own network of content in the future. Don't miss out on being part of something big! There's nothing like watching your investment and being a part of history. Great company. Enjoy the ride...

Invested $50,000 this round